EXHIBIT 99.1

Electra and Ontario Advance North America’s Critical Minerals Future with $17.5 Million Funding Agreement

TORONTO, Aug. 26, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce that it has finalized definitive agreements with Invest Ontario, an agency of the Government of Ontario, for C$17.5M in previously announced funding to support construction of its cobalt sulfate refinery in Temiskaming Shores, Ontario.

“We are grateful to Invest Ontario and the Government of Ontario for their continued partnership on this strategic asset,” said Trent Mell, CEO of Electra. “We are focused on completing North America’s first cobalt sulfate refinery and creating the long term employment and economic activities that come with it. Ontario brings together a rich mineral endowment, a highly skilled workforce, abundant renewable energy and more than a century of natural resources expertise. This project leverages those advantages to establish essential critical mineral processing capacity that strengthens North America’s supply security.”

“At a time when secure supply chains have never mattered more, Electra’s cobalt refinery will onshore a key capability needed to support North America’s manufacturing sectors,” said Vic Fedeli, Minister of Economic Development, Job Creation and Trade. “We congratulate the team on this latest milestone and look forward to seeing this project strengthen Ontario’s critical mineral processing capacity, while generating lasting economic benefits for Northern workers.”

Construction of Electra’s cobalt sulfate refinery is advancing, with structural steel erection, concrete work, equipment installation and piping underway. Select commissioning activities are targeted to begin in the fourth quarter of 2026, followed by mechanical completion in the second quarter of 2027, full commissioning and production ramp-up in the third quarter of 2027, and commercial production in the fourth quarter of 2027.

Electra has also secured 100% of the cobalt feedstock required for commissioning and ramp-up through 2027 under an extended supply agreement with Glencore. The agreement provides for approximately 10,000 tonnes of contained cobalt over five years and establishes Glencore as a significant long-term supplier through 2031. Together with committed demand for a majority of the refinery’s planned production, the agreement strengthens an integrated supply chain connecting global cobalt production with North American refining and downstream battery markets.

Once operational, the fully permitted brownfield facility is expected to be the only refinery in North America producing battery-grade cobalt sulfate. It is designed to initially produce 5,120 tonnes annually of contained cobalt, with crystallizer nameplate capacity of up to 6,500 tonnes annually, helping address a critical gap in North America’s supply chain and reduce reliance on foreign refining.

Figure 1: Hon. Minister Victor Fedeli visits Electra Refinery. Aug 25, 2026.

Cobalt sulfate is a critical mineral with applications spanning defense, electronics and energy, yet the vast majority of the world’s supply is refined in China. Electra’s refinery is designed to bring this capability to North America, giving allied manufacturers a secure, transparent source of supply and reducing reliance on foreign-controlled production.

In addition to strengthening domestic refining capacity, the project is expected to generate lasting economic benefits for Ontario. The refinery is expected to support local employment and expand economic activity in Temiskaming Shores, while creating opportunities for Ontario businesses and Canadian suppliers, and reinforcing the province’s position as a leader in critical minerals processing.

“Governments around the world are investing to build secure critical minerals supply chains, and refining remains one of the most strategically important - and least developed - links in the critical minerals supply chain,” added Mell. “The province’s partnership is helping bring that strategic capability to Ontario while supporting long-term employment, opportunities for local businesses and regional economic development in the North.”

The Government of Ontario’s support reflects the strategic importance of establishing domestic refining capacity, Ontario is demonstrating the leadership and long-term vision needed to strengthen Canada’s critical minerals strategy and North America’s industrial resilience.

The Company also announces that accordance with its Long-Term Incentive Plan, and in connection with the recent appointments, the Company will issue 500,000 incentive stock options, adjusted for the closing price as of August 25, 2026. The stock options will vest in three equal tranches on the first, second and third anniversary of the grant date over a four-year period. The grant is subject to the approval of the TSX Venture Exchange. Long-term incentive grants are an important retention and incentive tool for key employees, and a mechanism to align interests with shareholders.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements in this news release include, but are not limited to, statements relating to the anticipated timing of mechanical completion and commencement of operations at the refinery; expected production capabilities; anticipated economic, employment and supply-chain benefits; the Company’s financing plans strategic objectives; business plans; future operations; and growth opportunities. Forward-looking statements are based on management’s current expectations, estimates, projections, beliefs and assumptions, including assumptions regarding market conditions, financing opportunities and the Company’s ability to execute its business plans. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among others, risks relating to the Company’s capital requirements, availability of financing, market and economic conditions, regulatory developments and other risks described in the Company’s public disclosure documents available under its profile on SEDAR+. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/fc55b990-1c26-4f2e-8827-3a6a197802d3